Exhibit 3.1

FIRST AMENDMENT TO
AMENDED AND RESTATED BY - LAWS
OF
FROZEN FOOD EXPRESS INDUSTRIES, INC.
ARTICLE VI.
OTHER COMMITTEES OF THE BOARD

Section 2.  Notwithstanding the foregoing, a committee of the Board may also be appointed in accordance with the methods provided in Texas Business Corporation Act, Article 5.14(H)(2).

By: /s/ Stoney M. Stubbs, Jr.
Stoney M. Stubbs, Jr.
President
ATTEST:
By: /s/ Leonard W. Bartholomew
Leonard W. Bartholomew
Secretary
ADOPTED: February 14, 2008